SEC #1-13812

SECURITIES AND EXCHANGE COMMISSION

02059035

PE 9-1-02

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of September 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 2393 – 595 Burrard Street, PO Box 49186
Vancouver, B.C. V7X 1K8
Canada

(Address of Principal Executive Office)

SEC RECEIVED SEP 25 2002 WASH. D.C. SECTION

PROCESSED SEP 27 2002 THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date September 23, 2002

By: K. Church
Kathryn A. Church
Corporate Secretary

PACIFIC RIM
MINING CORP.

PMU News Release #02-14
TSX, AMEX Symbol PMU

September 23, 2002

ADDITIONAL DRILL RESULTS FROM EL DORADO PROGRAM

Pacific Rim Mining Corp. is pleased to provide an update of its El Dorado exploration program, including the latest drilling results. Results have been received for 10 new drill holes; P02-207 through 216. Pacific Rim is conducting an on-going diamond drill program on the El Dorado project. The program is concentrating on the central part of the district at present, and to date has comprised 14 holes all drilled within 1 kilometer of the Minita vein. The Minita Vein system was mined in the mid-1900's and currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver. This resource totals 352,000 ounces of high-grade gold and 2.5 million ounces of silver*. The Company has adopted a deliberate, systematic approach to its current drill program, which is designed to locate additional high-grade chutes separate from the known resource in the Minita Vein.

A summary of the latest drill results is presented in the following table:

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter-section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P02-207	Veta Grande, Varicose, Rosario	301423/534655	250/50.5	9.20 246.7	11.85 248.2	2.65 1.50	2.03 1.47	2.4 2.2	6.4 14.7
P02-208 including	N. Minita Zone	301957/533943	092/50	170.7 172.25 235.1 237.5	172.9 172.9 235.7 238.75	2.20 0.65 0.6 0.85	1.69 0.5 0.3 0.33	3.4 9.5 4.3 38.2	15.3 40.4 13.5 65.3
P02-209	Cerro Alto, Guadalupe	300825/534691	225/50	379.65 391.05	380.0 391.3	0.35 0.25	0.2 0.23	5.7 4.8	94.0 22.5
P02-210	Amaya, DVDA, Montecristo, Moreno	301800/534599	270/50	203.45 315.5	204.4 316.4	0.95 0.9	0.75 0.38	3.5 4.6	7.3 5.6
P02-211	Cerro Alto, Guadalupe	300474/534778	268/50	63.8	65.65	1.85	1.64	3.4	20.1
P02-212	Minita, Minita 3	301950/534092	090/50	124.85	125.3	0.45	0.3	7.7	12.3
P02-213	Cruz, Portrero, Tito	300465/534593	270/50	no significant results					
P02-214	N. Moreno, Montecristo	302000/534630	274/50	237.95	238.3	0.35	0.31	4.0	not avail.
P02-215	Balsamo Deep	300321/534980	270/50	no significant results					
P02-216	N. Minita Deep	302116/533833	270/50	318.0	318.85	0.85	0.7	3.5	not avail.

A drill plan map is available at our website www.pacrim-mining.com

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

ABOUT THE DRILL RESULTS, DRILL PLANS AND SURFACE WORK

Hole P02-208 intersected the Minita Vein north of the known resource at a down-hole depth of 237.5 meters where it assayed 38.2 g/t gold and 65 g/t Ag over a true width of 0.33 meters. P02-216 was designed to test the Minita structure 200 meters further to the north of hole 208, where the vein zone expands to over 5 meters wide. Gold grades encountered in P02-216 are below the Company's 6g/t Au cutoff. Additional step out drilling further to the north is warranted.

Pacific Rim is making extensive use of the structural geology of the El Dorado system in determining the locations of its drill holes. Flexures, intersections and other structural complications that may indicate the presence of wide veins are being targeted. The Company is planning to drill two holes to the south of the Minita resource area where the Minita/Moreno systems coalesce and dramatically bend to the east and connect with the Guadalupe system.

Future drilling on the Rosario vein is designed to follow-up on results from P02-203 (see PMU release #02-08) which hit 1.2 meters averaging 31.9 g/t Au. Historical underground sampling and core drilling on the Rosario vein by previous workers (including 1.52 meters of 12.4 g/t Au in hole 94; 2.05 meters of 10.7 g/t Au and another 2.05 meters of 16.0 g/t Au in hole 97; and 1 meter of 30.5 g/t Au in hole 152) provide additional encouragement for bonanza grades over economic widths. Rosario is interpreted to bend to the south and connect with the Cerro Alto veins. Additionally, the down-rake, open-ended high-grade mineralization in the Nueva Esperanza Vein is slated for deeper drilling.

Surface mapping continues to identify new veins and targets in the central district. This work is ongoing and will be expedited by the receipt of new base maps flown in the summer.

"We are continuing to focus at this stage of the El Dorado program on the central part of the district which comprises only 20% of the total strike length of the system," states Tom Shrake, CEO. "El Dorado is a very large mineralized system that will take many drill holes over the coming months to evaluate. We are very pleased to have intersected high-grade gold mineralization both north and south of the known Minita resource, as well as in two other veins on the property, which will be followed up with future drilling. Furthermore, our surface exploration is resulting in the discovery of numerous additional, mineralized veins and is giving us a better understanding of the structural controls on mineralization. Our intent is to use a systematic and deliberate approach to the drill program to seek additional ounces at El Dorado."

ABOUT EL DORADO

The El Dorado District is an adularia-sericite type epithermal gold system located in El Salvador that hosts bonanza gold. Over 35 known quartz veins have been identified and these veins have a total strike length of over 18 kilometers. Diamond drilling by previous workers concentrated on shallow, near-surface intervals. Limited past drilling at deeper intervals demonstrated that the highest grade gold was encountered in a "Productive Interval" that occurs in the elevation range of approximately 100 to 250 meters above sea level (ASL). This equates to a depth below surface of roughly 150 to 300 meters. Only two veins (Minita and Coyoterra) have been systematically drill-tested in the Productive Interval by previous workers. The current drill program is designed to test a number of high-priority vein targets in the Productive Interval seeking high-grade chutes of gold mineralization.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

43-101 DISCLOSURE

*Details of the Minita resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled "Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador", dated February 8, 2002. The report is summarized in the Company's most recent Annual Information Form, available on SEDAR.

Pacific Rim's exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labelling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

On behalf of the board of directors,

"Thomas C. Shrake"

Thomas C. Shrake
CEO

For further information call
Toll Free: 1-888-775-7097 or
(604) 689-1976, or visit
www.pacrim-mining.com

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to the expected size of the Company's current drill program, the controls on mineralization, and the potential for discovering additional gold mineralization.
The TSE and The AMEX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com